

SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com



25 July 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Monica Poh (Ms)
Senior Legal Counsel

Encs.

dw 8/7

/Announcement/Submission to SEC/MP/at

SEC File No: 82-3622

MASNET No. 2 OF 23.07.2003
Announcement No. 2

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingNet launches Bandwidth on Demand Service

Attached is a news release made by SingNet Pte Ltd, a wholly-owned subsidiary of Singapore Telecommunications Limited, on the above.



NewsRelease23July03.pd

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 23/07/2003 to the SGX



News Release

SingNet launches Bandwidth-On-Demand service

BroadBand customer base crosses 158,000 mark

Singapore, 23 July 2003 – SingNet, Singapore's leading Internet Service Provider, today announced the introduction of SingNet BroadBand 1500kbps Bandwidth-On-Demand (BOD), a new value-added service, which allows customers to enjoy a dedicated download speed of up to 1,500kbps as and when it is needed and to pay only for what is used.

To use SingNet BroadBand 1500kbps BOD, SingNet BroadBand users just need to log in to '@singnet1500', which is the BOD domain. When they no longer require the higher speed, users can log out and log in to the usual '@singnet' domain to use the 256kbps or 512kbps service. The SingNet BroadBand 1500kbps BOD service is automatically available to customers on the BroadBand 256kbps and 512kbps Unlimited Plans at an introductory price of 10 cents per MB.

Ms Ooi Lay Yong, CEO of SingNet, said: "SingNet BroadBand customers who access large files will certainly benefit greatly from our new BOD service. They pay only for the higher bandwidth when they need it to, say, download or access MP3 music files or movie trailers. For general Internet surfing, they can revert to their normal 512kbps or 256kbps speeds without having to pay for excess bandwidth they don't need.

"This service has been launched to meet customer needs. We will continue to listen to our customers, and will explore offering speeds higher than 1.5Mbps if there is demand by them."

SingNet today also said that its BroadBand subscriber base continues to grow and has exceeded 158,000[1], a 100 per cent increase compared to a year ago. The increase has been driven mainly by greater awareness of the benefits of broadband and ADSL technology as well as compelling price plans including the popular JetPack plan.

The SingNet BroadBand 512kbps JetPack plan, at only $19 a month, is the lowest volume-based broadband price plan in town. As the market's most affordable entry-level plan, it has enabled a large portion of Internet users in Singapore to enjoy the benefits of high-speed broadband access.

Demand for SingNet BroadBand has also been boosted by value-added services such as island-wide high-speed outdoor wireless surfing (*Outdoor Wireless Surf*), home wireless networking solutions (*Home Wireless* Surf) and entertainment-on-demand (*Movie Magix* and *Magix TV*).

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About SingNet

Launched in 1994, SingNet is the leading Internet Service Provider in Singapore and a wholly owned subsidiary of SingTel. It has more than 340,000 broadband and dial up customers.

SingNet caters to a wide customer base and offers a full range of Internet services with different usage plans to suit home and business users. It was the first ISP in Singapore to launch a broadband service, providing customers with surfing speeds of up to 512kbps using ADSL technology. SingNet is also the first broadband ISP to introduce supplementary email accounts, child-friendly services and movie-on-demand (Movie Magix) to its users. With SingNet Wireless Surf, customers can now gain broadband wireless access on the move using their laptop and wireless LAN cards at 160 SingTel Wireless Surf Zones island-wide.

In the forefront of technology, customer service and Internet innovations, SingNet has been voted the Best Internet Access Service Provider for 2000, 2001 & 2002 by readers of leading Singapore IT magazine, *Computerworld.* SingNet is also a Domain Name Registrar accredited by the Singapore Network Information Centre (SGNIC).

MASNET No. 48 OF 23.07.2003
Announcement No. 48

SINGAPORE TELECOMMUNICATIONS LIMITED

Announcement
- SingTel Executives' Performance Share Plan

In its announcement to the SGX on 14 July 2003, Singapore Telecommunications Limited (SingTel) stated that Mr Lee Hsien Yang, President and CEO, had been awarded 1,405,424 shares under the abovementioned plan, subject to a number of vesting conditions.

In respect of 702,712 shares, vesting is subject to conditions relating to SingTel's Return on Invested Capital ("ROIC") at the end of financial year 2005/06 and SingTel's share price performance in comparison to the MSCI World Telecommunication Services Index (the "Index") over the current and next two financial years.

SingTel would like to clarify these conditions:

1. The Compensation Committee will determine, in its sole discretion, whether the SingTel Group (comprising the Company and its subsidiaries) has met the ROIC target. The achievement of the target is defined as attaining a targeted level of improvement in the ROIC of 2.6 percentage points (the "Target") over the Performance Period of 1 April 2003 to 31 March 2006, which is the difference between the ROIC of 13.4 percent for the financial year ended 31 March 2003 and the targeted ROIC of 16 percent for the financial year ending 31 March 2006 except:

   1.1 Where less than 75 percent of the Target is met (where the ROIC is less than 15.4 percent at the end of the Performance Period), no performance shares shall vest.

   1.2 Where 75 per cent or more but less than 100 per cent of the Target is met (where the ROIC is 15.4 per cent or more but less than 16 per cent at the end of the Performance Period), the performance shares shall, subject to paragraph 2 below being achieved, vest to the same extent in percentage terms as the percentage to which the Target has been met. For example, where 90 per cent of the Target has been met, the performance shares shall vest in respect of 90 per cent of the performance shares comprised in this Award.

   1.3 Where the Target is met or exceeded and subject to paragraph 2 below being achieved, 100 per cent of the performance shares shall vest.

2. SingTel's share price in comparison with the Index, over the period 1 April 2003 to 31 March 2006, must be at or above the performance of the Index.

The targeted ROIC of 16 per cent for this year's SingTel Executives' Performance

Share Plan Award is higher than the targeted ROIC of 14 per cent set for the 2002 Award of Performance Share Options, of which Mr Lee has been granted 2,150,000 options at an exercise price of $1.36. Vesting of these options is also subject to SingTel's share price performance being equal to or better than the Index between 1 April 2002 and 31 March 2005.

By Order of the Board

Lim Li Ching (Ms)
Assistant Company Secretary

Dated: 23 July 2003

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 23/07/2003 to the SGX